

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 26, 2016

Via E-mail
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re:** **Caesarstone Sdot-Yam Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 1-35464**

Dear Mr. Averbuch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5: Operating and Financial Review and Prospects, page 48
A. Operating Results, page 48

Revenues, page 57

1. We note that you identify increased average selling prices, growth in the business from IKEA, and unfavorable exchange rates as having impacted the increase in revenues, in addition to the 15% increase in sales volume. When you identify multiple factors that contribute to a material change between periods, please revise future filings to quantify the impact of each factor, including the impact of changes in average selling prices. Please also revise future filings to address your expectation regarding extending your

agreements with IKEA and IKEA Canada beyond the current terms. Refer to Item 5 of Form 20-F.

Cost of revenues and gross profit margins, page 57

2.   We note you refer to a decrease in gross margin by 230 basis points. Please revise future filings to more fully explain and quantify the impact of the start-up costs and inefficiencies related to the ramp-up of your new production lines in Richmond Hill, Georgia. Please also revise future filings to quantify the impact of changes in raw materials costs. Refer to Item 5 of Form 20-F.

Consolidated Financial Statements, page F-1

Note 2: Significant Accounting Policies, page F-12
u. Accounting for stock-based compensation, page F-26

3.   With respect to your stock options:
   - We note that your volatility assumptions are derived from comparable companies' historical volatility of similar contractual terms. Please explain to us why you believe your approach is appropriate given that historical stock prices have been available to you since your initial public offering in 2012. Refer to SAB Topic 14.D.1 and ASC 718-10-55-35 through 55-41.
   - We note that you continue to use the simplified method to estimate the expected life of your options. Considering the passage of time and exercise activity since your initial public offering, please explain to us why believe it is appropriate to continue to use the simplified method. Refer to SAB Topic 14.D.2.
   - Please tell us when you expect sufficient historical information to be available to you to determine volatility and expected life assumptions. Please also address the impact of your current approaches on your financial statements.

Note 10: Commitments and Contingent Liabilities, page F-35

Claim by former South African distributor, page F-35

4.   Please tell us the reserve you provided for this claim. Please also explain to us, and clarify in future filings, the anticipated legal process for resolving this matter, including the expected timeframe for resolution.

Mr. Yair Averbuch
Caesarstone Sdot-Yam Ltd.
September 26, 2016
Page 3

Claims related to alleged silicosis injuries – individual claims, page F-35

5.   We note your disclosures of claims related to alleged silicosis injuries. Please address the following:

- Tell us, and clarify in future filings, whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and provide a range of such reasonably possible additional loss or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4;

- Explain to us how you determined the reserve you recorded in 2015, including any range of loss you identified;

- Explain to us how you determined the insurance receivable you recorded, including any range of recovery you identified. Provide us additional information regarding the terms and limits of your insurance coverage, by year, and tell us if you have any coverage beyond 2015;

- Explain to us if and/or how your analysis of this contingency includes claims that have been incurred but not reported. Refer to ASC 450-20-55-14;

- Explain to us, and clarify in future filings, the anticipated legal process for resolving individual claims and the related class action lawsuit, including the expected timeframes for resolution; and

- Tell us any changes you have made to your manufacturing facilities, including your new facilities in the US, to mitigate potential future claims.

Arbitration proceeding with Microgil Agricultural Cooperative Society Ltd., page F-39

6.   Please tell us whether you believe the probability of a material loss related to this matter is remote, reasonably possible or probable. Please provide us any updates related to this matter, including whether a decision was reached regarding their motion to require you to deposit a bond. Please also explain to us, and clarify in future filings, the anticipated legal process for resolving this matter, including the expected timeframe for resolution. Refer to ASC 450-20-25-1, 450-20-55-12 to 15.

Note 14: Major Customer and Geographic Information, page F-61

7.   We refer to your previous assertion that your subsidiaries have similar economic characteristics, and therefore, you aggregate your operating segments into a single reportable segment. Please demonstrate to us that the start-up of the U.S. production lines has not materially changed the economic characteristics of Caesarstone USA such that all of your aggregated operating segments remain economically similar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction